Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg Contact:
Oliver Maier Phone: + 49 6172 609 2601 Fax: + 49 6172 609 2301 E-mail: ir-fms@fmc-ag.com North America:
Heinz Schmidt Phone: + 1 781 402 9000 Ext.: 4518 Fax: + 1 781 402 9741 E-mail: ir-fmcna@fmc-ag.com Internet: http://www.fmc-ag.com September 4, 2003

Fresenius Medical Care announces
appointment of new Chief Financial Officer

Bad Homburg, Germany — Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world’s largest provider of Dialysis Products and Services, is pleased to announce the appointment of Lawrence Rosen (45) as Chief Financial Officer. He will start in his new position on November 1st, 2003 and will succeed Dr. Ulf M. Schneider (37) who has assumed the position Chief Executive Officer of Fresenius AG.

Lawrence Rosen currently serves as Group Senior Vice President for Corporate Finance and Treasury with Aventis S.A., in Strasbourg, France. In that position he is responsible for all Corporate Finance activities as well as Risk and Cash Management, including Banking and Rating-agency relationships.

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Lawrence Rosen has worked for Aventis S.A. and its predecessor companies since 1984 and has served in senior finance and treasury positions in North America, Germany, and France. He holds a Master of Business Administration (MBA) from the University of Michigan, USA and a Bachelor of Science in Economics from the State University of New York at Brockport, USA.

Ben Lipps, the Chief Executive Officer of Fresenius Medical Care AG commented, “We are fortunate to have a person as qualified as Lawrence Rosen to fill the role of Chief Financial Officer. His depth of global experience and track record of corporate financial leadership with Aventis S.A. will provide us with a seamless transition and continued strength in this area. We are looking forward to working with Larry in his new role.”

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,200,000 individuals worldwide. Through its network of approximately 1,510 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 115,800 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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